Exhibit 99.2

Deutsche Bank

db Access Global

Consumer Conference 2016

John F.Brock CEO

Damian Gammell COO

Nik Jhangiani CFO

Forward Looking Statements

This communication may contain statements, estimates or projections that constitute “forward-looking statements”. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from Coca-Cola European Partners plc’s (“CCEP”) historical experience and its present expectations or projections. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) The Coca-Cola Company’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; and other risks discussed in the CCEP prospectus approved by the UK Listing Authority and published on 25 May 2016 and the registration statement on Form F-4, file number 333-208556, that includes a proxy statement of Coca-Cola Enterprises, Inc. and a prospectus of CCEP, which was filed with the SEC by CCEP. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect.

This communication is not intended to form the basis of any investment activity or decision and does not constitute, may not be construed as, or form part of, an offer to sell or issue, or a solicitation of an offer or invitation to purchase or subscribe for, any securities or other interests in CCEP or any other investments of any description, a recommendation regarding the issue or the provision of investment advice by any party. No information set out in this communication or referred to herein is intended to form the basis of any contract of sale, investment decision or any decision to purchase securities in CCEP. No reliance may be placed for any purposes whatsoever on this communication (including, without limitation, any illustrative modelling information contained herein), or its completeness.

2

Creating The Coca-Cola System’s

Largest Bottler

CCEP CCEP CCEP KEY

OVERVIEW PERATING FINANCIAL TAKEAWAYS

OVERVIEW OVERVIEW

3

A Major European Consumer

Packaged Goods Company

Iceland1 Sweden

Combines operations of CCE, Iberian, and German bottlers into Norway a new Western European bottler, CCEP

Netherlands

~€11 billion in pro forma 2015 net sales

Great

Britain

~€1.8	billion in pro forma 2015 EBITDA Germany

Belgium

Serving over 300 million consumers

France Luxembourg

Portugal

Selling, producing, and delivering ~2.5 billion unit cases in 2015

Spain Monaco

Listings on the Euronext Amsterdam, NYSE, Euronext London,

The World’s Largest Independent Coca-Cola Bottler Based on Net Sales

To be owned by CCEP or a CCEP subsidiary

The Right Merger, At The Right Time

Solid platform for value creation

New level of partnership with

The Coca-Cola Company (TCCC) and

a shared vision to drive growth

Shared best practices to drive efficiency

and enhance commercial effectiveness

Leverage scale and realize synergy

benefits to improve operating model

A Winning Combination

New Level of Partnership with TCCC

ALIGNED ALIGNED OPPORTUNITY TO

INTERESTS FOCUS ON PROFIT IMPROVE BUSINESS

GROWTH MODEL

TCCC has an 18% Europe is a significant Opportunity to improve ownership in CCEP contributor of TCCC’s franchise operating model

Operating Income ~25% while leveraging leading

brands in a large and

growing category

Working Together to Capture Consumer and Customer Growth Opportunities

Opportunity to Create New Ways of Operating

DEVELOP FOCUS

new ways of on improving

working together market execution

LEVERAGE INCREASE

low cost, large scale, return on investments

and flexible supply chain e.g. capex, marketing, …)

Leverage, Challenge, and Go Beyond Existing Best Practices

Consumer Preferred Brands

COCA-COLA SPARKLING STILLS WATER

TRADEMARK FLAVORS & ENERGY

65% Mix 20% Mix 8% Mix 7% Mix

Internal reports, unit case volume mix, rounded 8

NARTD Opportunity For Growth

CATEGORY MIX & CCEP VALUE SHARE1 COMMENTS

Sparkling Still Water NARTD category is

~€95B2 in retail sales

31%

46% CCEP

Opportunity Measured channels are

17% ~71% ~ €40B1 in retail sales

30% 4%

52%

24% 24% 1% Opportunity to grow share and

grow the category

Growing the Category and Share Offers Significant Headroom for Growth

2.	2015 Euromonitor, rounded

Creating The Coca-Cola System’s

Largest Bottler

CCEP CCEP

OVERVIEW CCEP OPERATING FINANCIAL TAKEAWAYS KEY

OVERVIEW OVERVIEW

10

Significant Opportunities for Profitable Growth

SPARKLING Drive value growth in ~€45B sparkling segments1

STILLS Grow share in ~€50B still segments1

EFFICIENCY & Increase efficiency and effectiveness of ~€6.6B

EFFECTIVNESS COGS and ~€2.9B SD&A annual spend2

SYNERGIES Realize synergies of creating CCEP

12015 Euromonitor; rounded 11

2European Prospectus, pro forma, including items impacting comparability; SD&A includes selling and distribution expenses and general and administrative expenses

Sparkling

Focus on immediate

consumption, smaller pack size

Leverage brand investment

Drive recruitment & sampling

Innovate brand, sweetener,

packages

Appeal to More Consumers

Stills & Water

Opportunities to Grow Share

New brands

New packages

New flavors

New low/no calorie options

Satisfy More Occasions

Marketing Highlights

Leveraging Assets Across Markets

TASTE THE UEFA EURO HOLIDAY

FEELING 2016 OLYMPICS PROGRAMMING

June 10 – July 10 September 5 – 21

14

Connect With

More Customers, More Often

AVAILABILITY

MARKETING

OPERATIONS

EXECUTION

Compelling customer

Investing in cold-drink

programs and POS

Executing in-store

Driving consumer

awareness/action with

Improving sales

marketing assets

and delivery

Leveraging Capabilities to Drive Customer Growth

Increase Efficiency & Effectiveness

Supply Chai Excellence

Pan European scale supported with

global procurement capability

Flexible & efficient logistics /

Route market flexibility

Cost-efficient production &

expandable infrastructure

Responsible sustainable

Drive Efficiency and Effectiveness in a Customer Centric Supply Chain

Realize Synergies

TOPLINE GROWTH SUPPLY CHAIN OPERATING EXPENSE

Shared vision between Increased efficiency and Shared core support TCCC and CCEP to drive effectiveness of functions across the growth in Western Europe manufacturing and new company warehouse operations Enhanced commercial Reduced management partnerships Procurement savings team duplication opportunities Scale and speed to win in Adjust required new segments (e.g. stills) headquarters facilities

Expected Annual Run-Rate Pre-Tax Savings in a Range of €315-€340m Within 3 Years of Closing

Drive A New Culture

Customer centric

Empower and place accountability in operating units

Centralize activities that achieve scale or enable a common approach Minimize the integration disruption to our core business Establish a culture of success Provide growth opportunities to our people

Reasons to Believe

Significant headroom Leading portfolio with Alignment with TCCC for profitable growth pervasive availability

Proven employees and Disciplined financial

management team approach & strong FCF

CCEP is a Leading CPG Company,

Well Positioned to Lead NARTD Growth in Western Europe

Creating The Coca-Cola System’s

Largest Bottler

CCEP CCEP

OVERVIEW CCEP OPERATING FINANCIAL TAKEAWAYS KEY

OVERVIEW OVERVIEW

Financial Framework

GROW Free cash flow with earnings line

with lo term targets

MAINTAIN Optimal capital structure and

financial flexibility

PURSUE Disciplined investment

DRIVE Shareowner value with increasing

return on invested capital

A Continued Focus on Sustainable Growth and Financial Returns

Grow Free Cash Flow

STRATEGY LONG-TERM TARGETS

Deliver consistent Net Sales growth in a low single-digit range long-term profitable growth Operating Income growth in a mid-single-digit range

Prudent capital investments CapEx ~ 4%—5% of Net Sales

Drive cash from operations FCF to Net Income conversion increasing to ~100%

Net Sales and Operating Income are comparable and currency neutral

Maintain Optimal Capital Structure

PRO FORMA NET DEBT TO EBITDA CAPITAL STRUCTURE GOALS

Operate within a 2.5x to 3.0x net debt to

3.5x EBITDA leverage ratio

2.5x Maintain investment grade debt rating

Expect to de-lever to ~2.5x net debt

to EBITDA by year-end 2017

Periodically re-evaluate optimal structure

Strong and Flexible Balance Sheet

Balanced Debt Portfolio

DEBT MATURITIES BY YEAR(€m)

Fixed Floating

500 300 300

200

700

471 493 500 500 500

350 350 350 350

224 200 250

16 17 18 19 20 21 22 23 24 25 26 28 30

Full-Year 2016 Weighted Average Cost of Debt is Expected to be Just Over 2%

Pursue Disciplined Investment

INVEST IN ATTRACTIVE RETURN OPPORTUNITIES

CORE BUSINESS

GROWTH Invest in innovation to drive growth

RESTRUCTURING Invest incrementally in efficiency and effectiveness

M&A Opportunistically invest in M&A to drive incremental

shareowner value

Drive Shareowner Value

LONG-TERM RETURN CASH TO

TARGETS SHAREOWNERS

Diluted earnings per Initial dividend payout

share (EPS) growth in a expected to be 30% to

mid to high 40% of net income

single-digit range

Return of excess cash

Return on invested to shareowners via

capital (ROIC) ? 20 bps special dividend

or more annual and/or

improvement share repurchases

EPS and ROIC target is comparable and currency neutral; ROIC = After tax comparable operating income / (beginning & ending net debt & equity) / 2 26

Realize €315m - €340m In Savings

Within 3 Years of Closing

KEY AREAS	COMMENTS
Supply Chain Optimization Operating Efficiencies	Underway ~40%; from combination ~60% Benefits of ~1/3 per year, based on year-end run rate savings Cash costs estimated to be ~1.5x total savings



Deutsche Bank 2016

Internal reports, rounded

27

Coca-Cola EUROPEAN PARTNERS

Outlook

Operating environment to remain challenging

For 2016, CCEP expects

2016 Net sales growth in a modest low singl digi range

Operating income growth in a modes mi singl digi range

Diluted earnings per shar growth i mi teen range

Year end net debt to EBITDA is expected to be just over 3 times

MID Invest for profitable topline growth

TO

LONG- Invest in restructuring to capture synergies

TERM Plan to achieve long term objectives

Focused on Both Near-Term and Long-Term Financial Objectives

Reporting Expectations

1H16 earnings expected in September

Quarterly comparable income statements for 2015 and 1H16 expected on or before 1H16 earnings

Financials to be IFRS and € denominated

CCEP is Focused on Clear and Timely Communications

Key Financial Takeaways

Realistic about the continued challenging environment

History of, and commitment to, managing the levers of our business to deliver value

Excited about the opportunities to create value with the formation of CCEP

Focus on Generating Cash from Operations,

Creating Long-Term Profitable Growth, and Driving Shareowner Value

Creating The Coca-Cola System’s

Largest Bottler

CCEP CCEP CCEP KEY

OVERVIEW OPERATING OVERVIEW FINANCIAL OVERVIEW TAKEAWAYS

31

A Responsible & Sustainable Business

Commitment to the well-being of the communities we serve Shape and inform consumer choice 2015 Dow Jones Sustainability Index Strong alignment with TCCC

Lead in Sustainability While Driving Value for Stakeholders

Our People

Leveraging capabilities across our larger organization

Building diversity

Driving engagement

Creating an Inclusive and Passionate Culture to be an Employer of Choice

Summary & Key Takeaways

Realistic about

A compelling

the consumer

business

environment

combination

A unique

A commitment

opportunity for

to driving

profitable growth

shareowner value

Creating the Leading Independent Coca-Cola Bottler

and a Major European Consumer Packaged Goods Company

Appendix

IFRS and U.S. GAAP

Condensed Income

Statements

CCEP – FY15 EUR (€)

Unaudited pro forma condensed combined income statement – IFRS

FY15 Financials (in millions, except EPS)	CCEP historical U.S. GAAP[1]	IFRS adjustments[2]	CCEP historical IFRS	CCEP historical IFRS[3]	Pro forma adjustments[4]: Change in depreciation from revaluation of PP&E	Pro forma adjustments[4]: Cost of sales from inventory step-up	Pro forma adjustments[4]: Additional Combination-related expenses to be incurred	Pro forma adjustments[4]: Additional interest expense from debt financing	Acquisition accounting	CCEP pro forma
Net sales	$ 12,185	$ -	$ 12,185	€ 10,976	€ -	€ -	€ -	€ -	€ -	€ 10,976
Cost of sales	7,397	1	7,398	6,663	(17)	72	-	-	55	6,718
Gross profit	4,788	(1)	4,787	4,313	17	(72)	-	-	(55)	4,258
Selling and distribution expense	2,376	6	2,382	2,145	(17)	-	-	-	(17)	2,128
General and administrative expense	1,384	15	1,399	1,260	(7)	-	119	-	112	1,372
Operating profit	1,028	(22)	1,006	908	41	(72)	(119)	-	(150)	758
Finance income	(28)	(2)	(30)	(27)	-	-	-	-	-	(27)
Finance costs	148	10	158	142	-	-	-	46	46	188
Total finance costs, net	120	8	128	115	-	-	-	46	46	161
Other nonoperating expense	10	-	10	10	-	-	-	-	-	10
Profit before income taxes	898	(30)	868	783	41	(72)	(119)	(46)	(196)	587
Income tax expense (benefit)	230	(2)	228	205	12	(21)	(34)	(13)	(56)	149
Profit for the year	$ 668	$ (28)	$ 640	€ 578	€ 29	€ (51)	€ (85)	€ (33)	€ (140)	€ 438

FY15 Financials (in millions, except EPS)	Items impacting comparability: Mark-to-market effects[5]	Items impacting comparability: Restructuring charges[6]	Items impacting comparability: Total Combination-related expenses[7]	Items impacting comparability: Inventory step-up costs[8]	Items impacting comparability: Gain on property sale[9]	Items impacting comparability: Net tax items[10]	Total items impacting comparability	CCEP comparable[11]
Net sales	€ -	€ -	€ -	€ -	€ -	€ -	€ -	€ 10,976
Cost of sales	(18)	(22)	-	(72)	-	-	(112)	6,606
Gross profit	18	22	-	72	-	-	112	4,370
Selling and distribution expense	(7)	(79)	-	-	-	-	(86)	2,042
General and administrative expense	-	(282)	(179)	-	9	-	(452)	920
Operating profit	25	383	179	72	(9)	-	650	1,408
Finance income	-	-	-	-	-	-	-	(27)
Finance costs	-	-	-	-	-	-	-	188
Total finance costs, net	-	-	-	-	-	-	-	161
Other nonoperating expense	-	-	-	-	-	-	-	10
Profit before income taxes	25	383	179	72	(9)	-	650	1,237
Income tax expense (benefit)	8	113	51	20	(3)	43	232	381
Profit for the year	€ 17	€ 270	€ 128	€ 52	€ (6)	€ (43)	€ 418	€ 856

	CCEP pro forma	CCEP comparable
Margins:		
Gross		39.8%
Operating		12.8%
Diluted weighted average shares outstanding	489	489
Diluted EPS	€ 0.90	€ 1.75
Operating Profit	€ 758	€ 1,408
Depreciation & Amortization	417	417
EBITDA	€ 1,175	€ 1,825

Deutsche Bank 2016

36 Coca-Cola European Partners

CCEP FY15 EUR )

Unaudited pro forma condensed combined income statement – IFRS

Source: Unaudited pro forma condensed combined financial information of CCEP for the year ended December 31, 2015 in the European Prospectus published on May 25, 2016 (“CCEP EUP Unaudited Pro Formas”)

1Derived by combining CCE, CCIP, and CCEG historical financial information presented in the unaudited pro forma condensed combined financial information of CCEP for the year ended December 31, 2015 in the CCEP registration statement on

Form F-4 filed on April 11, 2016 (“CCEP F-4 Unaudited Pro Formas”). For purposes of financial reporting, the local currency results were translated into USD using currency exchange rates prevailing during the reporting period. A simple 2015 annual average approximates 1.1102 $/€, 1.5291 $/Ł, 0.1240 $/NOK and 0.1185 $/SEK for CCE, 1.1111 $/€ for CCEG, and 1.1102 $/€ for CCIP as stated in the F-4.

2Refer to Note 5 and Note 7 of the CCEP EUP Unaudited Pro Formas for more information on the IRFS adjustments for CCE and CCEG, respectively. 3Amounts translated to EUR from USD using a simple 2015 annual average of 1.1102 $/€.

4Refer to Note 8 of the CCEP EUP Unaudited Pro Formas for a description of adjustments which are prepared under IFRS 3 “Business Combinations” under IFRS and Annex II of the Prospectus Directive Regulation. 5Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

6Amounts represent nonrecurring restructuring charges.

7Amounts represent expenses associated with the pending merger with CCE, CCIP, and CCEG as described in Note 8 of the CCEP EUP Unaudited Pro Formas. 8Amounts represent cost of sales impact from preliminary inventory step-up as described in Note 8 of the CCEP EUP Unaudited Pro Formas.

9Amounts represent gains associated with the sale of a distribution facility in Great Britain.

10Amounts represent the deferred tax impact related to income tax rate or law changes in the United Kingdom and Norway.

11CCEP comparable is a non-GAAP measure; these non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability. Items impacting comparability are derived from the Operating and Financial Review (“OFR”) for CCIP and CCEG in the European Prospectus, CCEP EUP Unaudited Pro Formas, and CCE FY15 earnings release issued on February 11, 2016.

Note: For purposes of financial reporting, the USD results were translated into EUR using currency exchange rates prevailing during the reporting period. A simple 2015 annual average approximates 1.1102 $/€.

CCE Financial Highlights (€)

IFRS, EUR

					Pro forma adjustments[4]						Items impacting comparability[5]							
FY15 Financials (in millions)	**CCE historical U.S. GAAP[1]**	IFRS adjustments[2]	CCE historical IFRS	CCE historical IFRS[3]	Change in depreciation from revaluation of PP&E	Cost of sales from inventory step-up	Additional Combination-related expenses to be incurred	Additional interest expense from debt financing	Acquisition accounting	**CCE pro forma**	Mark-to-market effects	Restructuring charges	Total Combination-related expenses	Inventory step-up costs	Gain on property sale	Net tax items	Total items impacting comparability	**CCE comparable[6]**
Net sales	**$ 7,011**	$ -	$ 7,011	€ 6,315	€ -	€ -	€ -	€ -	€ -	**€ 6,315**	€ -	€ -	€ -	€ -	€ -	€ -	€ -	**€ 6,315**
Cost of sales	**4,441**	6	4,447	4,005	-	-	-	-	-	**4,005**	(18)	-	-	-	-	-	(18)	**3,987**
Gross profit	**2,570**	(6)	2,564	2,310	-	-	-	-	-	**2,310**	18	-	-	-	-	-	18	**2,328**
Selling and distribution expense	**1,015**	5	1,020	919	-	-	-	-	-	**919**	(7)	-	-	-	-	-	(7)	**912**
General and administrative expense	**689**	12	701	631	-	-	85	-	85	**716**	-	(18)	(126)	-	9	-	(135)	**581**
Operating profit	**$ 866**	$ (23)	$ 843	€ 760	€ -	€ -	€ (85)	€ -	€ (85)	**€ 675**	€ 25	€ 18	€ 126	€ -	€ (9)	€ -	€ 160	**€ 835**
Margins:																		
Gross																		36.9%
Operating																		13.2%

Source: CCEP EUP Unaudited Pro Formas

[1]CCE historical financial information presented in the CCEP F-4 Unaudited Pro Formas.

[2]Refer to Note 5 of the CCEP EUP Unaudited Pro Formas for more information on the IRFS adjustments.

[3]Amounts translated to EUR from USD using a simple 2015 annual average of 1.1102 $/€.

[4]Refer to Note 8 of the CCEP EUP Unaudited Pro Formas.

[5]Items impacting comparability include the net out-of-period mark-to-market impact of non-designated commodity hedges of (€18M) and (€7M), nonrecurring restructuring charges of (€18M), total Combination-related expenses of (€126), and gains associated with the sale of a distribution facility in Great Britain of €9M. Amounts translated to EUR from USD using a simple 2015 annual average of 1.1102 $/€. Amounts are sourced from CCE FY15 earnings release issued on February 11, 2016.

[6]CCE comparable is a non-GAAP measure; these non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability.

Note: For purposes of financial reporting, the USD results were translated into EUR using currency exchange rates prevailing during the reporting period. A simple 2015 annual average approximates 1.1102 $/€.

Deutsche Bank 2016

38

CCIP Financial Highlights (€)

IFRS, EUR

					Pro forma adjustments[3]						Items impacting comparability[4]							
FY15 Financials (in millions)	CCIP historical U.S. GAAP[1]	IFRS adjustments	CCIP historical IFRS	CCIP historical IFRS[2]	Change in depreciation from revaluation of PP&E	Cost of sales from inventory step-up	Additional Combination-related expenses to be incurred	Additional interest expense from debt financing	Acquisition accounting	CCIP pro forma	Mark-to-market effects	Restructuring charges	Total Combination-related expenses	Inventory step-up costs	Gain on property sale	Net tax items	Total items impacting comparability	CCIP comparable[5]
Net sales	$ 2,753	$ -	$ 2,753	€ 2,480	€ -	€ -	€ -	€ -	€ -	€ 2,480	€ -	€ -	€ -	€ -	€ -	€ -	€ -	€ 2,480
Cost of sales	1,560	-	1,560	1,405	(9)	51	-	-	42	1,447	-	-	-	(51)	-	-	(51)	1,396
Gross profit	1,193	-	1,193	1,075	9	(51)	-	-	(42)	1,033	-	-	-	51	-	-	51	1,084
Selling and distribution expense	762	-	762	686	(9)	-	-	-	(9)	677	-	(79)	-	-	-	-	(79)	598
General and administrative expense	133	-	133	120	(4)	-	31	-	27	147	-	(3)	(48)	-	-	-	(51)	96
Operating profit	$ 298	$ -	$ 298	€ 269	€ 22	€ (51)	€ (31)	€ -	€ (60)	€ 209	€ -	€ 82	€ 48	€ 51	€ -	€ -	€ 181	€ 390
Margins:																		
Gross																		43.7%
Operating																		15.7%

Source: CCEP EUP Unaudited Pro Formas

[1]CCIP historical financial information presented in the CCEP F-4 Unaudited Pro Formas.

[2]Refer to Note 6 of the CCEP EUP Unaudited Pro Formas.

[3]Refer to Note 8 of the CCEP EUP Unaudited Pro Formas.

[4]Items impacting comparability include restructuring charges of (€82M), total Combination-related expenses of (€48M), and inventory step-up costs of (€51M). Amounts are sourced from CCIP CFR in the European Prospectus and Note 8 of the CCEP EUP Unaudited Pro Formas.

[5]CCIP comparable is a non-GAAP measure; these non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability.

Note: For purposes of financial reporting, the USD results were translated into EUR using currency exchange rates prevailing during the reporting period. A simple 2015 annual average approximates 1.1102 $/€.

Deutsche Bank 2016

39

Coca-Cola EUROPEAN PARTNERS

CCEG Financial Highlights (€)

IFRS, EUR

					Pro forma adjustments[4]						Items impacting comparability[5]							
FY15 Financials (in millions)	CCEG historical U.S. GAAP[1]	IFRS adjustments[2]	CCEG historical IFRS	CCEG historical IFRS[3]	Change in depreciation from revaluation of PP&E	Cost of sales from inventory step-up	Additional Combination-related expenses to be incurred	Additional interest expense from debt financing	Acquisition accounting	CCEG pro forma	Mark-to-market effects	Restructuring charges	Total Combination-related expenses	Inventory step-up costs	Gain on property sale	Net tax items	Total items impacting comparability	CCEG comparable[6]
Net sales	$ 2,421	$ -	$ 2,421	€ 2,181	€ -	€ -	€ -	€ -	€ -	€ 2,181	€ -	€ -	€ -	€ -	€ -	€ -	€ -	€ 2,181
Cost of sales	1,396	(5)	1,391	1,253	(8)	21	-	-	13	1,266	-	(22)	-	(21)	-	-	(43)	1,223
Gross profit	1,025	5	1,030	928	8	(21)	-	-	(13)	915	-	22	-	21	-	-	43	958
Selling and distribution expense	599	1	600	540	(8)	-	-	-	(8)	532	-	-	-	-	-	-	-	532
General and administrative expense	562	3	565	509	(3)	-	3	-	-	509	-	(261)	(5)	-	-	-	(266)	243
Operating profit	$ (136)	$ 1	$ (135)	€ (121)	€ 19	€ (21)	€ (3)	€ -	€ (5)	€ (126)	€ -	€ 283	€ 5	€ 21	€ -	€ -	€ 309	€ 183
Margins:																		
Gross																		43.9%
Operating																		8.4%

Source: CCEP EUP Unaudited Pro Formas

[1]CCEG historical financial information presented in the CCEP F-4 Unaudited Pro Formas

[2]Refer to Note 7 of the CCEP EUP Unaudited Pro Formas for more information on the IRFS adjustments.

[3]Amounts translated to EUR from USD using a simple 2015 annual average of 1.1102 $/€.

[4]Refer to Note 8 of the CCEP EUP Unaudited Pro Formas.

[5]Items impacting comparability include restructuring charges of (€283M), total Combination-related expenses of (€5M), and inventory step-up costs of (€21M). Amounts translated to EUR from USD using a simple 2015 annual average of 1.1102 $/€. Amounts are sourced from CCEG OFR in the European Prospectus and Note 8 of the CCEP EUP Unaudited Pro Formas.

[6]CCEG comparable is a non-GAAP measure; these non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability.

Note: For purposes of financial reporting, the USD results were translated into EUR using currency exchange rates prevailing during the reporting period. A simple 2015 annual average approximates 1.1102 $/€.

Deutsche Bank 2016

40

CCEP – FY15 USD ($)

Unaudited pro forma condensed combined income statement – U.S. GAAP

FY15 Financials (in millions, except EPS)	CCEP historical U.S. GAAP[1]	Pro forma adjustments[2]: Depreciation from step-up in PP&E	Pro forma adjustments[2]: Removal of historical Combination-related expenses	Pro forma adjustments[2]: Additional interest expense from debt financing	Total pro forma adjustments	CCEP pro forma	Items impacting comparability: Mark-to-market effects[3]	Items impacting comparability: Restructuring charges[4]	Items impacting comparability: Total Combination-related expenses[5]	Items impacting comparability: Gain on property sale[6]	Items impacting comparability: Net tax items[7]	Total items impacting comparability	CCEP comparable[8]
Net sales	$ 12,185	$ -	$ -	$ -	$ -	$ 12,185	$ -	$ -	$ -	$ -	$ -	$ -	$ 12,185
Cost of sales	7,397	(27)	-	-	(27)	7,370	(20)	(24)	-	-	-	(44)	7,326
Gross profit	4,788	27	-	-	27	4,815	20	24	-	-	-	44	4,859
Selling and distribution expense	2,376	(41)	-	-	(41)	2,335	(8)	(88)	-	-	-	(96)	2,239
General and administrative expense	1,384	-	(66)	-	(66)	1,318	-	(313)	-	10	-	(303)	1,015
Operating profit	1,028	68	66	-	134	1,162	28	425	-	(10)	-	443	1,605
Finance income	(28)	-	-	-	-	(28)	-	-	-	-	-	-	(28)
Finance costs	148	-	-	81	81	229	-	-	-	-	-	-	229
Total finance costs, net	120	-	-	81	81	201	-	-	-	-	-	-	201
Other nonoperating expense	10	-	-	-	-	10	-	-	-	-	-	-	10
Profit before income taxes	898	68	66	(81)	53	951	28	425	-	(10)	-	443	1,394
Income tax expense (benefit)	230	19	19	(23)	15	245	9	125	-	(3)	48	179	424
Profit for the year	$ 668	$ 49	$ 47	$ (58)	$ 38	$ 706	$ 19	$ 300	$ -	$ (7)	$ (48)	$ 264	$ 970
Margins:													
Gross													39.9%
Operating													13.2%
Diluted weighted average shares outstanding						489							489
Diluted EPS						$ 1.44							$ 1.98
Operating Profit						$ 1,162							$ 1,605
Depreciation & Amortization						441							441
EBITDA						$ 1,603							$ 2,046

Deutsche Bank 2016

41 Coca-Cola European Partners

CCEP FY15 USD ($)

Unaudited pro forma condensed combined income statement – U.S. GAAP

Source: Unaudited pro forma condensed combined financial information of CCEP for the year ended December 31, 2015 in the CCEP registration statement on Form F-4 filed on April 11, 2016 (“CCEP F-4 Unaudited Pro Formas”)

1Derived by combining CCE, CCIP, and CCEG historical financial information presented in the CCEP F-4 Unaudited Pro Formas.

2Refer to Note 7 to the CCEP F-4 Unaudited Pro Formas for a description of adjustments which are prepared under Accounting Standards Codification 805 “Business Combinations” under U.S. GAAP and Article 11 of Regulation S-X.

3Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

4Amounts represent nonrecurring restructuring charges.

5Amounts represent expenses associated with the pending merger with CCE, CCIP, and CCEG.

6Amounts represent gains associated with the sale of a distribution facility in Great Britain.

7Amounts represent the deferred tax impact related to income tax rate or law changes in the United Kingdom and Norway.

8CCEP comparable is a non-GAAP measure; these non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability. Items impacting comparability derived from the MD&A for CCIP and from the MD&A for CCEG in the F-4, and CCE FY15 earnings release issued on February 11, 2016.

Note: For purposes of financial reporting, the local currency results were translated into USD using currency exchange rates prevailing during the reporting period. A simple 2015 annual average approximates 1.1102 $/€, 1.5291 $/Ł,

0.1240 $/NOK and 0.1185 $/SEK for CCE, 1.1111 $/€ for CCEG, and 1.1102 $/€ for CCIP as stated in the F-4.

42

CCE Financial Highlights ($)

U.S. GAAP, USD

FY15 Financials (in millions)	CCE historical U.S. GAAP[1]	Pro forma adjustments[2]: Depreciation from step-up in PP&E	Pro forma adjustments[2]: Removal of historical Combination-related expenses	Pro forma adjustments[2]: Additional interest expense from debt financing	Pro forma adjustments[2]: Total pro forma adjustments	CCE pro forma	Items impacting comparability[3]: Mark-to-market effects	Items impacting comparability[3]: Restructuring charges	Items impacting comparability[3]: Total Combination-related expenses	Items impacting comparability[3]: Gain on property sale	Items impacting comparability[3]: Net tax items	Total items impacting comparability	CCE comparable[4]
Net sales	$ 7,011	$ -	$ -	$ -	$ -	$ 7,011	$ -	$ -	$ -	$ -	$ -	$ -	$ 7,011
Cost of sales	4,441	-	-	-	-	4,441	(20)	-	-	-	-	(20)	4,421
Gross profit	2,570	-	-	-	-	2,570	20	-	-	-	-	20	2,590
Selling and distribution expense	1,015	-	-	-	-	1,015	(8)	-	-	-	-	(8)	1,007
General and administrative expense	689	-	(45)	-	(45)	644	-	(20)	-	10	-	(10)	634
Operating profit	$ 866	$ -	$ 45	$ -	$ 45	$ 911	$ 28	$ 20	$ -	$ (10)	$ -	$ 38	$ 949
Margins:													
Gross													36.9%
Operating													13.5%

Source: CCEP F-4 Unaudited Pro Formas

[1]CCE historical financial information presented in the CCEP F-4 Unaudited Pro Formas.

[2]Refer to Note 7 of the CCEP F-4 Unaudited Pro Formas for a description of adjustments.

[3]Items impacting comparability include the net out-of-period mark-to-market impact of non-designated commodity hedges of ($20M) and ($8M), nonrecurring restructuring charges of ($20M), and gains associated with the sale of a distribution facility in Great Britain of $10M. Amounts are sourced from CCE FY15 earnings release issued on February 11, 2016.

[4]CCE comparable is a non-GAAP measure; these non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability.

Note: For purposes of financial reporting, the local currency results were translated into USD using currency exchange rates prevailing during the reporting period. A simple 2015 annual average approximates 1.1102 $/€, 1.5291 $/£, 0.1240 $/NOK and 0.1185 $/SEK.

Deutsche Bank 2016

43 Coca-Cola European Partners

CCIP Financial Highlights ($)

U.S. GAAP, USD

FY15 Financials (in millions)	CCIP historical U.S. GAAP[1]	Pro forma adjustments[2]: Depreciation from step-up in PP&E	Pro forma adjustments[2]: Removal of historical Combination-related expenses	Pro forma adjustments[2]: Additional interest expense from debt financing	Pro forma adjustments[2]: Total pro forma adjustments	CCIP pro forma	Items impacting comparability[3]: Mark-to-market effects	Items impacting comparability[3]: Restructuring charges	Items impacting comparability[3]: Total Combination-related expenses	Items impacting comparability[3]: Gain on property sale	Items impacting comparability[3]: Net tax items	Items impacting comparability[3]: Total items impacting comparability	CCIP comparable[4]
Net sales	$ 2,753	$ -	$ -	$ -	$ -	$ 2,753	$ -	$ -	$ -	$ -	$ -	$ -	$ 2,753
Cost of sales	1,560	(13)	-	-	(13)	1,547	-	-	-	-	-	-	1,547
Gross profit	1,193	13	-	-	13	1,206	-	-	-	-	-	-	1,206
Selling and distribution expense	762	(20)	-	-	(20)	742	-	(88)	-	-	-	(88)	654
General and administrative expense	133	-	(19)	-	(19)	114	-	(3)	-	-	-	(3)	111
Operating profit	$ 298	$ 33	$ 19	$ -	$ 52	$ 350	$ -	$ 91	$ -	$ -	$ -	$ 91	$ 441
Margins:													
Gross													43.8%
Operating													16.0%

Source: CCEP F-4 Unaudited Pro Formas

[1]CCIP historical financial information presented in the CCEP F-4 Unaudited Pro Formas.

[2]Refer to Note 7 of the CCEP F-4 Unaudited Pro Formas for a description of adjustments.

[3]Items impacting comparability include restructuring charges of (€82M) translated to ($91M). Amount is sourced from CCIP MD&A.

[4]CCIP comparable is a non-GAAP measure; these non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability.

Note: For purposes of financial reporting, the EUR results were translated into USD using currency exchange rates prevailing during the reporting period. A simple 2015 annual average approximates 1.1102 $/€.

Deutsche Bank 2016
44
Coca-Cola European Partners

CCEG Financial Highlights ($)

U.S. GAAP, USD

		Pro forma adjustments[2]					Items impacting comparability[3]						
FY15 Financials (in millions)	**CCEG historical U.S. GAAP[1]**	Depreciation from step-up in PP&E	Removal of historical Combination-related expenses	Additional interest expense from debt financing	**Total pro forma adjustments**	**CCEG pro forma**	Mark-to-market effects	Restructuring charges	Total Combination-related expenses	Gain on property sale	Net tax items	Total items impacting comparability	**CCEG comparable[4]**
Net sales	$ 2,421	$ -	$ -	$ -	$ -	$ 2,421	$ -	$ -	$ -	$ -	$ -	$ -	$ 2,421
Cost of sales	1,396	(14)	-	-	(14)	1,382	-	(24)	-	-	-	(24)	1,358
Gross profit	1,025	14	-	-	14	1,039	-	24	-	-	-	24	1,063
Selling and distribution expense	599	(21)	-	-	(21)	578	-	-	-	-	-	-	578
General and administrative expense	562	-	(2)	-	(2)	560	-	(290)	-	-	-	(290)	270
Operating profit	$ (136)	$ 35	$ 2	$ -	$ 37	$ (99)	$ -	$ 314	$ -	$ -	$ -	$ 314	$ 215
Margins:													
Gross													43.9%
Operating													8.9%

Source: CCEP F-4 Unaudited Pro Formas

[1]CCEG historical financial information presented in the CCEP F-4 Unaudited Pro Formas.

[2]Refer to Note 7 of the CCEP F-4 Unaudited Pro Formas for a description of adjustments.

[3]Items impacting comparability include ($314M) of restructuring charges. Amount is sourced from CCEG MD&A.

[4]CCEG comparable is a non-GAAP measure; these non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability.

Note: For purposes of financial reporting, the local currency results were translated into USD using currency exchange rates prevailing during the reporting period. A simple 2015 average approximates 1.1111 $/€.

Deutsche Bank 2016

45 Coca-Cola European Partners